Exhibit 99.3

YPFS.A.

CUIT: 30-54668997-9. CALL NOTICE TO THE HOLDERS’ MEETING OF EACH OF THE FOLLOWING CLASSES OF NOTES ISSUED BY YPF S.A. (I) CLASS XLVII NOTES DUE 2021; (II) CLASS XXVIII NOTES DUE 2024; (III) CLASS XIII NOTES DUE MARCH 2025; (IV) CLASS XXXIX NOTES DUE JULY 2025; (V) CLASS LIII NOTES DUE 2027; (VI) CLASS I NOTES DUE 2029; AND (VII) CLASS LIV NOTES DUE 2047.

YPF S.A. (the “Company”) announces to holders of the following series of notes issued bythe Company, pursuant to in Section 6.6(b) of each of the applicable indentures: (i) class XLVII notes due 2021 (the “Class XLVII Notes”); (ii) class XXVIII notes due 2024 (the “Class XXVIII Notes”); (iii) class XIII notes due march 2025 (the “Class XIII Notes”); (iv) class XXXIX notes due July 2025 (the “Class XXXIX Notes”); (v) class LIII notes due 2027 (the “Class LIII Notes”); (vi) class I notes due 029 (the “Class I Notes”); and (vii) class LIV notes due 2047 (the “Class LIV Notes” and together, the “Existing Notes”), of the call to the following extraordinary holders meetings to be held (i) in second call on February 11, 2021 at 8:30 a.m. (Buenos Aires time) and 6:30 a.m. (EST) for the Holders of XLVII Notes; (ii) in second call on February 11, 2021 at 9:30 a.m. (Buenos Aires time) and 7:30 a.m. (EST) for the Holders of Class XXVIII Notes; (iii) in second call on February 11, 2021 at 10:30 a.m. (Buenos Aires time) and 8:30 a.m. (EST) for the Holders of Class XIII Notes; (iv) in second call on February 11, 2021 at 11:30 a.m. (Buenos Aires time) and 9:30 a.m. (EST) for the Holders of Class XXXIX Notes; (v) in second call on February 11, 2021 at 12:30 p.m. (Buenos Aires time) and 10:30 a.m. (EST) for the Holders of Class LIII Notes; (vi) in second call on February 11, 2021 at 1:30 p.m. (Buenos Aires time) and 11:30 a.m. (EST) for the Holders of Class I Notes; and (vii) in second call on February 11, 2021 at 2:30 p.m. (Buenos Aires time) and 12:30 p.m. (EST) for the Holders of Class LIV Notes (together, the “Meetings”), respectively. It is informed that due to the ongoing pandemic and the mandatory lockdown or and/or social distancing measures that are still in place, the Meetings will be held remotely, in accordance with the applicable regulations for these type of meetings, including CNV General Resolution No. 830/2020, which will apply through analogy, using the “Cisco Webex Meetings” videoconference system (https://www.webex.com/es/downloads.html) (“Módulo Cisco Webex Events”) that allows: (i) free access to the Meeting to all registered holders or their representatives (as applicable) with the same speaking and voting powers as if the Meeting were held in person; (ii) real time transmission of sound, image and speech throughout the whole Meeting; and (iii) the recording of the Meeting into a digital database; in compliance with the applicable regulation that is set in place for such type of meetings. The agenda for each of the Meetings will be: 1) Virtual holding of the Meeting according to CNV General Resolution No. 830/2020 if the mandatory quarantine or and/or social distancing measures in Argentina are still in effect; 2) Consideration of the appointment of one or more holders (or attorney in fact) for the approval and execution of the minutes of the Meeting and the appointment of the Meeting’s chairman, its secretary and its inspectors pursuant to the applicable Old Notes Indenture; 3) Consideration of certain amendments to applicable Old Notes Indenture, the pricing supplement of the applicable Old Notes and the global notes representing the Old Notes; and 4) Consideration of the required authorizations in order to execute of all documents required for implementing the amendments to the applicable Old Notes Indenture, the pricing supplement of the applicable Old Notes and the global notes representing the Old Notes, as well as any other related amendments that might be required and granting of the authorizations required in order to implement the approved amendments. NOTE: The Old Notes of each series are represented by a (i) Global Certificate for Holders under Rule 144 A of the Securities Act; and (ii) Global Certificate for Holders under Regulation S of the Securities Act, which are each in Cede & Co.’s name, and deposited with DTC. Beneficial ownerships of the Old Notes consist of book-entry registries held by DTC and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking, Société Anonyme (the “Participants”), all of which possess such interests on behalf of the final beneficiaries (the “Final Beneficiaries”). The Final Beneficiaries who wish to vote on the Meeting must (i) deliver their voting instructions, directly or through whoever holds their beneficial ownerships, to the Participants through which they hold their Old Notes, or (ii) contact the bank, broker, custodian or other representative or Participant to receive instructions on how to vote on the Meeting, for both first and second calls. Holders of Old Notes are hereby informed that the Exchange Offer and Consent Solicitation Documents will be published and made available to holders of the Old Notes in due time, and will include a description of the proposed amendments to the terms and conditions to the Old Notes Indentures referred to on the second item of the agenda, and the requirements, dates and procedure to allow the participation of the Final Beneficiaries. Additionally, it is informed that Final Beneficiaries who intend to participate using DTC’s “ATOP” system will be thereby represented by (i) U.S. Bank National Association, as indenture trustee of the Old Notes Indenture relating to the Class XLVII Notes, the Class XXVIII, the Class XXXIX Notes and the Class LII Notes and (ii) The Bank of New York Mellon, as indenture trustee of the Old Notes Indentures relating to the Class XIII Notes, the Class I Notes and the Class LIV Notes (together with any entity in substitution of such capacity, the “Old Notes Trustees”), who will be represented by proxy agents in Argentina and in its exclusive capacity as proxy agent in Argentina, or through any other persons appointed by such agent for such purposes. It will be understood that, holders who express their consent for the proposed amendments to the applicable Old Notes Indenture by participating in the exchange (following the procedure set forth in the Exchange Offer and Consent Solicitation Documents), will also have confirmed their attendance to the Meeting and appointment of the Old Notes Trustee and, consequently, will approve the appointment of the relevant agent in order for them to confirm their attendance to the Meeting and act as their representative in such Meeting, vote on their behalf, and authorize them to execute and deliver any necessary powers of attorney with substitution powers in favor of any persons for such purposes, pursuant to the terms and conditions and within the limitations set forth by the Exchange Offer and Consent Solicitation Documents (the “Proxy”). Holders must give notice of attendance to the Meeting and deliver the corresponding documents evidencing the legal status of the Holder’s representatives (including the Proxy) in accordance with the mechanism established in the Exchange Offer and Consent Solicitation Documents. It is informed to the Final Beneficiaries that the Company has conditioned the effectiveness of the proposed amendments with respect to each series of Existing Notes to the approval of the proposed modifications by the Final Beneficiaries of each series of Existing Notes that represent the majority of the principal of such series of Old Notes outstanding. In absence of such approval, the Company has agreed to not execute the supplemental indentures related to such series of Existing Notes, and therefore not give effect to any such amendments. Due to the fact that the Meetings will be held remotely, to any effect that may correspond, it is reminded that the registration date, in accordance with the applicable regulations, in which Holders or their representatives must give notice of their attendance to the Meetings, and send the required documentation in order to participate in the Meetings, will be Friday, February 5, 2021, and the Company may receive powers of attorneys until (and including) Wednesday, February 10, 2021 inclusive. On such dates, the following documents should be sent to the email address asamblea.ons@ypf.com: (i) the notice of attendance to the Meeting, (ii) documentation evidencing the identity and legal status of the attendees issued taking in consideration the limitations and conditions that are in place in accordance with the above-mentioned isolation and/or related measures in the corresponding jurisdictions where such documents are being issued; and (iii) their valid e-mail addresses for notice and communication purposes. Holders that register as described above will receive an email, to the e-mail address they provided when they registered, or the one from which they registered, including a link granting them access to the corresponding meeting together with a tutorial for access and the development of the meeting so that they can participate in the Meetings through the mentioned system. In the case of participation through a proxy of legal representatives, the holders, when registering, must inform its proxy or legal representative email address, to which the abovementioned link and tutorial will be sent. In order to participate in the Meetings, holders or is representatives, as applicable, must access such link at least 20 minutes earlier of the indicated time for the commencement of such meeting. When the meeting is initiated, the attendees will be counted and the character in which they attend, the place from which they are attending, and the system used by the Company to such effect. Once the lockdown, social distancing and/or measures restricting circulation are lifted in the corresponding jurisdictions where such documents are being issued, they must present the original authenticated instruments corresponding to each case (and their apostille) at the Company’s headquarters, within 3 business days. The Company reserves the right to, and for any reason, (i) suspend, modify or cancel the call to any of the Meetings at any moment until the expiration of the term to present powers of attorneys and the notice of attendance to the Meetings, and (ii) postpone and/or decide not to extend the term to present powers of attorneys and the notice of attendance to the Meetings. The Company will publish a public announcement regarding any of said decisions pursuant to applicable law and in accordance with the Old Notes Indentures.